

August 15, 2012

Via E-mail
Mr. Thomas E. Werner
Chief Financial Officer
Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045

    Re: Hospira, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2011
           Filed February 14, 2012
           Form 10-Q for the Quarterly Period Ended June 30, 2012
           Filed August 1, 2012
           Form 8-K Dated August 1, 2012
           Filed August 1, 2012
           File No. 001-31946

Dear Mr. Werner:

    We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days or advise us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing any information you provide in response to a comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 50

1. You disclose that you assess the need for possible repatriation to the U.S. of foreign subsidiary earnings that are indefinitely invested abroad. Given that your undistributed earnings of foreign subsidiaries is $1.7 billion at December 31, 2011 as disclosed on page 104, please provide us proposed disclosure to be included in future periodic reports that:
    *   presents in liquidity and capital resources the amount of cash at period end held by your foreign subsidiaries and the potential impact on liquidity and capital resources of indefinitely investing these assets abroad.; and
    *   presents in Note 19 to your financial statements the amount of deferred taxes related to your permanently reinvested undistributed foreign earnings as required by ASC

740-30-50-2c. In this regard, your statement that it is not practical to determine this liability does not meet the requirements of this guidance. If on the other hand, you believe that it is not practicable to determine this amount, tell us why and provide us proposed disclosure to indicate that it is not practicable to determine this liability.

In addition, please tell us what consideration you gave to including a discussion in a risk factor of the risks to your business associated with these funds being indefinitely invested abroad and the potential risks and consequences if you repatriate the funds to the U.S.

Notes to Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies
Concentration of Risk, page 77

2. You disclose that your outstanding net trade receivables in Greece, Italy, Portugal, and Spain totaled $118.3 million at December 31, 2011. You also disclose delays in the collection of receivables from sales in these countries. Please provide us proposed revised disclosure to be included in future periodic reports that presents a breakdown, by country, segregated between sovereign and any non-sovereign exposures of your trade receivables gross and net of allowances. In addition, please provide disclosure on hedges, including derivatives such as credit default swaps that you may use to mitigate risk. Incorporate additional risk management disclosures which provide investors with insight into how you are monitoring and/or mitigating exposures. In addition, separately tell us the payment terms and the aging of these receivables.

Note 2 – Business Acquisitions, page 84

3. Please provide us proposed revised disclosure to be included in future periodic reports that indicates your accounting policy for business combinations. In your disclosure, please specifically indicate:
   - that you apply the acquisition method;
   - how you record assets acquired and liabilities assumed;
   - how you determine the value of goodwill; and
   - how you treat acquisition costs.

4. For each of your business combinations in this note you refer to purchase price allocations. Please provide us proposed revised disclosure to be included in future periodic reports that removes reference to a purchase price allocation as that is a construct of the purchase method. Under the acquisition method, assets acquired and liabilities assumed are generally recorded at fair value and goodwill is determined by the excess of the fair value of the consideration transferred to the seller over the fair value of the net assets acquired.

Form 10-Q for the Quarterly Period Ended June 30, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations
Certain Quality and Product Related Matters, page 21

5. Please provide us proposed expanded disclosure to be included in future periodic reports that discloses:

- The Form 483 observations or comparable inspection results from other governmental regulatory agencies received by each of your facilities since April 2010 and the status of those inspections. In this regard, we note your statements in your May 1, 2012 and August 1, 2012 conference calls concerning inspections, observations and Form 483s for facilities other than Clayton and Rocky Mount;
- The production and release levels of Rocky Mount for the nine month period ending September 30, 2012, and whether you expect there to be a material change from that level in your fourth quarter. In this regard, we note your statement in your August 1, 2012 conference call that Rocky Mount is "returning to the 60% to 70% production and release levels. We expect to remain at this level during the third quarter and then modestly increase through the end of the year;" and
- Disclosure describing and summarizing the remediation process, including the issues you have encountered at Rocky Mount. In this regard, we note your statement in your August 1, 2012 conference call that there were "a lot of issues" encountered at this facility.

Form 8-K filed August 1, 2012
Exhibit 99.1

6. It appears that you are giving undue prominence to non-GAAP measures on page 3 of your release when you discuss adjusted income and the effective tax rate on an adjusted basis without discussion of the most comparable GAAP measures. Please provide us proposed revised disclosure to be included in future earnings releases that balances discussion of non-GAAP measures with their most comparable GAAP measures. Please see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

7. In your reconciliation tables for your non-GAAP performance measures in 2012 you add back certain quality and product related charges to the GAAP performance measure. Given that these charges appear to be the direct result of deficient processes and procedures under FDA current Good Manufacturing Practices, please tell us why you believe adding back these expenses is appropriate. In this regard, it appears that at least some of these costs cannot be avoided to produce compliant saleable product and that their removal presents a performance measure that does not include all costs to manufacture product compliant with all applicable regulations. In your response, please specifically address each of the significant classifications of expenditures excluded in your non-GAAP measures, including at a minimum, third party oversight and consulting costs, reduced production volume and extended production downtime related costs, device remediation costs and costs for deployment to customers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Scott Foley, Staff Attorney, at (202) 551-3383 or Jennifer Riegel, Senior Staff Attorney, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant